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FILE NO: 69033.3

October 17, 2007

VIA EDGAR

Ms. Elaine Wolff, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:	Cypress Sharpridge Investments, Inc.
Pre-Effective Amendment No. 4 to Registration Statement on Form S-11
Filed on October 5, 2007
Registration No. 333-142236

Dear Ms. Wolff:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you verbally conveyed to us on October 16, 2007.

For convenience of reference, each Staff comment that you verbally conveyed to us on October 16, 2007 is provided below in italics and is followed by the corresponding response of the Company.

We have provided to each of you, Eric McPhee, Dan Gordon and Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 7 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 4 to the Registration Statement filed with the Commission on October 5, 2007. The changes reflected in Amendment No. 7 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 7. Capitalized terms used and not otherwise defined in this response letter

Ms. Elaine Wolff, Esq.

October 17, 2007

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Exhibit 8.1—Tax Opinion

1.	In the penultimate paragraph of the tax opinion it states that the opinion “is solely for the information and use of the addressee and the holders of the Common Stock pursuant to the Registration Statement.” Please revise this paragraph to eliminate the limitation on reliance on the opinion as investors must be able to rely on the opinion.

RESPONSE: In response to the Staff’s comment, we have revised the tax opinion that was filed as Exhibit 8.1 to Pre-Effective Amendment No. 5 to the Registration Statement filed with the Commission on October 12, 2007, and filed the revised draft of our tax opinion as Exhibit 8.1 to Amendment No. 7.

Business, page 81

2.	Please revise the table on pages 81-83, which currently lists the assets in the Company’s portfolio as of June 30, 2007, to provide the Company’s assets and their face amount and fair value as of August 31, 2007.

RESPONSE: In response to the Staff’s comment, the Company has revised the table located on pages 81 through 83 of the prospectus to list the assets in its portfolio, as well as their face amount and fair value, as of August 31, 2007.

Summary, page 2

3.	Please revise the disclosure relating to Sharpridge’s assets under management to reflect the amount under management as of August 31, 2007.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 83 of the prospectus.

Ms. Elaine Wolff, Esq.

October 17, 2007

Summary, page 18

4.	Please revise the disclosure relating to the losses realized during the two months ended August 31, 2007 to clarify that these losses were realized through sales of securities in the Company’s portfolio during this period.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 70, F-25 and F-45.

5.	Please change the heading for the disclosure on page 18 of the prospectus and move to a prior page in the “Summary.”

RESPONSE: In response to the Staff’s comment, the Company has revised the heading and moved the disclosure to page 8 of the prospectus.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Kevin E. Grant

Thomas A. Rosenbloom

S. Gregory Cope

David J. Goldschmidt

Jennifer A. Bensch

Enclosure